UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Cardica, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14141R309
(CUSIP Number)

February 24, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14141R309

1	NAME OF REPORTING PERSON BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,499
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 888,499
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%*
12	TYPE OF REPORTING PERSON CO

____________________
* See Item 4.

CUSIP NO. 14141R309

1	NAME OF REPORTING PERSON BROADFIN HEALTHCARE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,499
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 888,499
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%*
12	TYPE OF REPORTING PERSON PN

____________________
* See Item 4.

CUSIP NO. 14141R309

1	NAME OF REPORTING PERSON BROADFIN HEALTHCARE OFFSHORE FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,499
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 888,499
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%*
12	TYPE OF REPORTING PERSON CO

____________________
* See Item 4.

CUSIP NO. 14141R309

1	NAME OF REPORTING PERSON BROADFIN ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,499
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 888,499
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%*
12	TYPE OF REPORTING PERSON OO

____________________
* See Item 4.

CUSIP NO. 14141R309

1	NAME OF REPORTING PERSON BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,499
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 888,499
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%*
12	TYPE OF REPORTING PERSON OO

____________________
* See Item 4.

CUSIP NO. 14141R309

1	NAME OF REPORTING PERSON KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 888,499
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 888,499
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98%*
12	TYPE OF REPORTING PERSON IN

____________________
* See Item 4.

CUSIP NO. 14141R309

The Reporting Persons (as defined below) filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on March 25, 2015. On September 2, 2015, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on September 4, 2015 and filed an amendment thereto on September 11, 2015 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of February 24, 2016, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

Item 1(a).	Name of Issuer:

Cardica, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

900 Saginaw Drive
Redwood City, California 94063

Item 2(a).	Name of Person Filing:

Broadfin Healthcare Master Fund, Ltd., a Cayman Islands exempted company (“Broadfin Master”), Broadfin Healthcare Fund, L.P., a Delaware limited partnership (“Broadfin LP”), Broadfin Healthcare Offshore Fund, Ltd, a Cayman Islands exempted company (“Broadfin Offshore”), Broadfin Advisors, LLC, a Delaware limited liability company (“Broadfin Advisors”), Broadfin Capital, LLC, a Delaware limited liability company (“Broadfin Capital”) and  Kevin Kotler. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of Broadfin LP and Broadfin Offshore serve as a feeder fund of Broadfin Master. Broadfin Advisors is the general partner of Broadfin LP. Broadfin Capital is the investment manager of each of Broadfin Master, Broadfin LP and Broadfin Offshore. Mr. Kotler is the managing member of each of Broadfin Capital and Broadfin Advisors. By virtue of these relationships, each of Broadfin LP, Broadfin Offshore, Broadfin Advisors, Broadfin Capital and Mr. Kotler may be deemed to beneficially own the Shares (as defined below) owned by Broadfin Master.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of Broadfin Master and Broadfin Offshore is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands. The address of the principal office of each of Broadfin LP, Broadfin Advisors, Broadfin Capital and Mr. Kotler is 300 Park Avenue, 25th Floor, New York, New York 10022.

CUSIP NO. 14141R309

Item 2(c).	Citizenship:

Broadfin Master and Broadfin Offshore are organized under the laws of the Cayman Islands. Broadfin LP, Broadfin Advisors and Broadfin Capital are organized under the laws of the State of Delaware.  Mr. Kotler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

14141R309

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP NO. 14141R309

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on February 25, 2016:

(i)	Broadfin Master beneficially owned 888,499 Shares (which includes 1,000 shares issuable upon conversion of 100 shares of Series A Preferred Stock (as defined below));

(ii)	Broadfin LP and Broadfin Offshore, as feeder funds of Broadfin Master, may be deemed the beneficial owner of the 888,499 Shares beneficially owned by Broadfin Master;

(iii)	Broadfin Advisors, as the general partner of Broadfin LP, may be deemed the beneficial owner of the 888,499 Shares beneficially owned by Broadfin Master;

(iv)
Broadfin Capital, as the investment manager of each of Broadfin Master, Broadfin LP and Broadfin Offshore, may be deemed the beneficial owner of the 888,499 Shares beneficially owned by Broadfin Master; and

(v)	Mr. Kotler, as the managing member of each of Broadfin Capital and Broadfin Advisors, may be deemed the beneficial owner of the 888,499 Shares beneficially owned by Broadfin Master.

Excluded from the Reporting Persons’  beneficial ownership is 986,520 Shares issuable upon the conversion of 98,652 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) due to a conversion cap that precludes the holder thereof from converting the Series A Preferred Stock to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.98% of the Shares outstanding (the “Beneficial Ownership Limitation”). Upon written notice to the Issuer, the Reporting Persons may increase the Beneficial Ownership Limitation to any other percentage specified in such notice, which increase in the Beneficial Ownership Limitation shall take effect on the 61st day after delivery to the Issuer. In the event the Reporting Persons delivered written notice to the Issuer increasing the Beneficial Ownership Limitation and subsequently fully converted the remaining 98,652 shares of the Series A Preferred Stock into 986,520 Shares, the Reporting Persons would beneficially own an aggregate of 1,875,019 Shares, constituting approximately 18.96% of the Shares outstanding.

On February 17, 2016, the Issuer effectuated a 1-for-10 reverse stock split of its outstanding Shares (the “Reverse Stock Split”), which has been reflected in this Schedule 13G.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 14141R309

(b)	Percent of class:

The following percentages are based on the sum of (i) 8,901,855 Shares outstanding as of February 5, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2016, as adjusted to reflect the Reverse Stock Split, plus (ii) 1,000 Shares issuable upon conversion of 100 shares of Series A Preferred Stock, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

As of the close of business on February 25, 2016, (i) Broadfin Master beneficially owned approximately 9.98% of the outstanding Shares and (ii) each of Broadfin LP, Broadfin Offshore, Broadfin Advisors, Broadfin Capital and Mr. Kotler may be deemed to beneficially own approximately 9.98% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP NO. 14141R309

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 14141R309

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2016	BROADFIN HEALTHCARE MASTER FUND, LTD.

	By:	/s/ Kevin Kotler
		Name:	Kevin Kotler
		Title:	Director

BROADFIN HEALTHCARE FUND, L.P.

By:	Broadfin Advisors, LLC General Partner

By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN HEALTHCARE OFFSHORE FUND, LTD

By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Director

BROADFIN ADVISORS, LLC

By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN CAPITAL, LLC

By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

/s/ Kevin Kotler
KEVIN KOTLER